UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed by Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”), Mr. Huajun Gao and Mr. Aimin Kong, each of whom was a major shareholder of the Company at the time, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China on July 1, 2022. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023. On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposited their security deposits in order to trade on the Company’s online trading platforms which the Company has entrusted Nanjing Jinwang for escrow. Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China because they, each had business relationship with Nanjing Jinwang.

The Court had the hearing in August 2023 and trial in January 2024 and both of Mr. Gao and Mr. Kong were released on bail waiting for the judgement of the Court in February 2024. On May 5, 2025, NCPP filed with the Court to withdraw the charges against Nanjing Jinwang, Mr. Gao and Mr. Kong due to lack of evidence to press the charges. On May 8, 2025, the Court ordered and granted the withdrawal of charges against Nanjing Jinwang, Mr. Gao and Mr. Kong by NCCP.

On May 15, 2025, Nan County Public Safety Bureau unfroze the bank account of Nanjing Jinwang, a related party of the Company.

On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Kashi Longrui, Kashi Dongfang and Nanjing Yanyu.

On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao. The investigation and case have been officially closed according to the PRC counsel of the Company, Tahota (Nanjing) Law Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: September 8, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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